Teva Shares New Data on MS Therapies at 66th American Academy of Neurology (AAN)
Annual Meeting

•	Results presented from first head-to-head, open-label, study (GLACIER) comparing the safety and tolerability of new three-times-a-week COPAXONE® (glatiramer acetate injection) 40 mg/mL to daily COPAXONE® 20 mg/mL

•	Additional analyses from the GALA study illustrate COPAXONE® 40 mg/mL effect on relapse rates and 12-month MRI metrics

•	Analyses of Phase III laquinimod studies provide additional clinical insight

Jerusalem, April 30, 2014 – Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) today announced that 14 company-sponsored COPAXONE® and laquinimod abstracts, including three oral presentations, were highlighted at the 66th annual American Academy of Neurology (AAN) meeting in Philadelphia, Pa. New data presented adds to the understanding of the clinical utility of three-times-a-week COPAXONE® 40 mg/mL and provides additional findings on its efficacy, safety, and tolerability profile.

Results from the open-label Phase IIIb GLatiramer Acetate low frequenCy safety and patIent ExpeRience (GLACIER) study, comparing the safety and tolerability of new three-times-a-week COPAXONE® 40 mg/mL to daily COPAXONE® 20 mg/mL, were presented during an oral session today by principal investor, Dr. Jerry Wolinsky, Bartels Family and Opal C. Rankin Professor of Neurology at The University of Texas Medical School at Houston.

“The clinical and real-world significance of the data presented underscore Teva’s commitment to developing solutions to address unmet patient needs,” said Dr. Michael Hayden, president and chief scientific officer at Teva Pharmaceutical Industries, Ltd. “Our historical leadership, and deep understanding of MS patients’ needs, keeps us at the leading edge of MS therapy development, with a single-minded focus on supporting the MS community in the provision of the highest standards of care possible, now and in the future.”

Additional data presented elucidate the potential therapeutic role of the investigational drug laquinimod in relapsing and progressive forms of MS.

Data highlights from Teva’s MS franchise (Results available through the AAN at http://www.abstracts2view.com/aan/sessionindex.php):

COPAXONE® (glatiramer acetate injection):

•	[S31.002] GLACIER: An open-label, randomized, multicenter study to assess safety and tolerability of glatiramer acetate 40 mg/1ml 3-times weekly versus 20 mg/1ml daily in patients with relapsing-remitting multiple sclerosis (Platform Session: General Neurology I, Wednesday, April 30, 2:15 p.m.) J. Wolinsky, T. Borresen, D. Dietrich, B. Gilder, Y. Sidi, V. Knappertz, S. Kolodny

•	[S31.003] 24-Month efficacy and safety of glatiramer acetate 40mg/1ml 3-times weekly: Open-label extension study of the GALA trial in subjects with relapsing-remitting multiple sclerosis (Platform Session: General Neurology I, Wednesday, April 30, 2:30 p.m.) O. Khan, P. Rieckmann, A. Boyko, K. Selmaj, H. Barkay, S. Kolodny, R. Zivadinov

•	[P1.212] Gene expression studies comparing glatiramer acetate and proposed generics (Poster Session I: MS and CNS Inflammatory Disease: Treatment Mechanisms of Action, Monday, April 28, 3:00 p.m.-6:30 p.m.) B. Zeskind, F. Towfic, J. Funt, K. Fowler, S. Bakshi, E. Blaugrund, S. Kolitz, M. Artyomov, M. Hayden, I. Grossman, L. Hayardeny, R. Schwartz

•	[P3.026] Conversion of new active MRI lesions at 6 months to T1 Hypointense ‘black holes’ at 12 months in RRMS subjects from the GALA study (Poster Session III: General Neurology II, Tuesday, April 29, 3:00 p.m.-6:30 p.m.) R. Zivadinov, J. Steinerman, V. Knappertz, H. Barkay, O. Khan

•	[P3.196] MRI correlates of disability: Neuroimaging substudy at 20 years in the ongoing US glatiramer acetate open-label extension study (Poster Session III: MS and CNS Inflammatory Disease: Clinical Trials Outcomes, Tuesday, April 29, 3:00 p.m.-6:30 p.m.) O. Khan, F. Bao, M. Shah, G. Ramesh, C. Caon, C. Santiago, Z. Latif, R. Aronov, I. Zak, Y. Sidi, S. Kolodny

Laquinimod:

•	[S4.001] Rationale for advancing laquinimod for progressive MS: Evidence from large clinical trials in RRMS (Platform Session: MS and CNS Inflammatory Disease: Clinical Trials, Tuesday, April 29, 1:00 p.m.) G.Comi, M. Pia Sormani, G. Giovannoni, D. Ladkani, N. Sasson, T. Gorfine, V. Knappertz

•	[P3.195] Mediation of the effect of laquinimod on disability progression in relapsing-remitting multiple sclerosis (RRMS) (Poster Session III: MS and CNS Inflammatory Disease: Clinical Trials Outcomes, Tuesday, April 29, 3:00 p.m.-6:30 p.m.) G. Comi, D. Ladkani, T. Vollmer, M. Pia Sormani, Y. Sidi, V. Knappertz

•	[P1.203] Laquinimod modulates genes encoding cell migration in multiple sclerosis (Poster Session I: MS and CNS Inflammatory Disease: Treatment Mechanisms of Action, Monday, April 28, 3:00 p.m.-6:30 p.m.) R. Zilkha-Falb, M. Gurevich, L. Hayardeny Nisimov, A. Achiron

ABOUT COPAXONE®
COPAXONE® (glatiramer acetate injection) is indicated for the treatment of patients with relapsing forms of multiple sclerosis. The most common side effects of COPAXONE® are redness, pain, swelling, itching, or a lump at the site of injection, flushing, rash, shortness of breath, and chest pain. See additional important information at: www.CopaxonePrescribingInformation.com For hardcopy releases, please see enclosed full prescribing information. COPAXONE® is now approved in more than 50 countries worldwide, including the United States, Russia, Canada, Mexico, Australia, Israel, and all European countries.

Important Safety Information about COPAXONE®
Patients allergic to glatiramer acetate or mannitol should not take COPAXONE®. Some patients report a short-term reaction right after injecting COPAXONE®. This reaction can involve flushing (feeling of warmth and/or redness), chest tightness or pain with heart palpitations, anxiety, and trouble breathing. These symptoms generally appear within minutes of an injection, last about 15 minutes, and go away by themselves without further problems. During the postmarketing period, there have been reports of patients with similar symptoms who received emergency medical care. If symptoms become severe, patients should call the emergency phone number in their area. Patients should call their doctor right away if they develop hives, skin rash with irritation, dizziness, sweating, chest pain, trouble breathing, or severe pain at the injection site. If any of the above occurs, patients should not give themselves any more injections until their doctor tells them to begin again. Chest pain may occur either as part of the immediate postinjection reaction or on its own. This pain should only last a few minutes. Patients may experience more than one such episode, usually beginning at least one month after starting treatment. Patients should tell their doctor if they experience chest pain that lasts for a long time or feels very intense. A permanent indentation under the skin (lipoatrophy or, rarely, necrosis) at the injection site may occur, due to local destruction of fat tissue. Patients should follow proper injection technique and inform their doctor of any skin changes. The most common side effects of COPAXONE® are redness, pain, swelling, itching, or a lump at the site of injection, flushing, rash, shortness of breath, and chest pain. These are not all of the possible side effects of COPAXONE®. For a complete list, patients should ask their doctor or pharmacist. Patients should tell their doctor about any side effects they have while taking COPAXONE®.
Patients are encouraged to report negative side effects of prescription drugs to the FDA. Visit www.fda.gov/medwatch or call 1-800-FDA-1088.

ABOUT LAQUINIMOD
Laquinimod is a once-daily oral, investigational, CNS-active immunomodulator with a novel mechanism of action being developed for the treatment of relapsing-remitting MS (RRMS) and progressive MS (PMS). The global Phase III clinical development program evaluating laquinimod in MS includes two pivotal studies, ALLEGRO and BRAVO. A third Phase III laquinimod trial, CONCERTO, is evaluating two doses of the investigational product (0.6mg and 1.2mg) in approximately 2,100 patients for up to 24 months. The primary outcome measure will be time to confirmed disability progression as measured by the EDSS.
In addition to the MS clinical studies, studies are planned to evaluate the efficacy, safety and tolerability of laquinimod in other neurodegenerative diseases including Huntington’s disease.

ABOUT TEVA
Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s leading generic drug maker, with a global product portfolio of more than 1,000 molecules and a direct presence in approximately 60 countries. Teva’s Specialty Medicines businesses focus on CNS, respiratory oncology, pain, and women’s health therapeutic areas as well as biologics. Teva currently employs approximately 45,000 people around the world and reached $20.3 billion in net revenues in 2013.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995:
This release contains forward-looking statements, which are based on management’s current beliefs and expectations. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products; competition for our innovative products, especially Copaxone® (including competition from orally-administered alternatives, as well as from potential generic versions); the possibility of material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters; our ability to achieve expected results from the research and development efforts invested in our pipeline of specialty and other products; our ability to reduce operating expenses to the extent and during the timeframe intended by our cost reduction program; our ability to successfully pursue and consummate suitable acquisitions or licensing opportunities; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; our potential exposure to product liability claims that are not covered by insurance; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents and other measures to protect the intellectual property rights of our specialty medicines; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; uncertainties related to our recent management changes; the effects of increased leverage and our resulting reliance on access to the capital markets; any failure to recruit or retain executives or other key personnel; adverse effects of political or economical instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability for sales of generic products prior to a final resolution of outstanding patent litigation; any failures to comply with complex Medicare and Medicaid reporting and payment obligations; the impact of continuing consolidation of our distributors and customers; significant impairment charges relating to intangible assets and goodwill; the potential for significant tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2013 and in our other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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